

September 9, 2010

Mr. Jeremy Black
Corporate Secretary
Ritchie Bros. Auctioneers Incorporated
9500 Glenlyon Parkway
Burnaby, BC, Canada
V5JOC6

> **Re:** **Ritchie Bros. Auctioneers Incorporated**
> **Form 40-F for the Fiscal Year Ended December 31, 2009**
> **Filed March 4, 2010**
> **File No. 001-13425**

Dear Mr. Black:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2009

Exhibit No. 2

Note 1. Significant Accounting Policies

(l) Stock-Based Compensation, page 10

1.   We note your disclosure that you measure stock options granted to employees using the Black-Scholes option pricing model. Tell us how you considered the disclosures requirements under ASC 718-10-50-2(f)(2) to include a description of the methods used in determining the significant assumptions used to estimate the fair value of your stock-based compensation awards.

Exhibit No. 3

Disclosure Controls and Procedures, page 2

2.   We note your disclosure that your principal executive officer and principal financial officer concluded that disclosure controls and procedures "were effective as of that date to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Please refer to Exchange Act Rule 13a-15(e).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

Patrick Gilmore
Accounting Branch Chief